SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2013
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON FEBRUARY 07TH, 2013

DATE, TIME AND PLACE: On February 07th, 2013, at 12:30pm, at the head offices of TIM Participações S.A. (“Company”), located in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors of the Company was held at the date, time and place above mentioned, in the presence of Messrs. Manoel Horacio Francisco da Silva, Adhemar Gabriel Bahadian, Andrea Mangoni, Mailson Ferreira da Nóbrega, Oscar Cicchetti and Stefano de Angelis, either in person or by means of audio conference, as provided in paragraph 2, Article 25 of the Company’s By-laws. It was registered the justified absence of Mr. Gabriele Galateri di Genola e Suniglia. The meeting was also attended by Messrs. Paolo Stoppaccioli, Human Resources Officer, and Jaques Horn, Legal Officer and Secretary.

BOARD: Mr. Manoel Horacio Francisco da Silva – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To elect the new Chief Executive Officer and to resolve on modification of the composition of the Company`s Statutory Officers and on their authority limits; (2) Due to the resignation posed by Mr. Andrea Mangoni from the position of Chief Executive Officer of TIM Celular S.A. ("TCEL") and pursuant to item XXIII, Article 22 of the Company’s By-laws, to indicate the name of the new Chief Executive Officer to be elected in TCEL; and (3) Other matters of general interest of the Company.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, as well as the related material, which shall be filed at the Company’s head offices, the Board Members, by unanimous decision of the presents and with the expressed abstention of the legally restricted, registered their decisions, as follows:

(1) In view of the resignation of Mr. Andrea Mangoni from the position of Chief Executive Officer of the Company submitted of this Board of Directors on the meeting held on February 5th, 2013, and which shall be effective as from March 4th, 2013, the Board of Directors: (1.1) Elected Mr. Rodrigo Modesto de Abreu, Brazilian, married, Electrical Engineer, bearer of the Identity Card Nr. 12.754.381-8, issued by SSP/SP on August 8th, 2002, enrolled with the CPF/MF under Nr. 116.437.828-78, domiciled at Avenida das Américas, Nr. 3,434, 1st Building, Barra da Tijuca, City and State of Rio de Janeiro, for the position of Chief Executive Officer of the Company. Mr. Rodrigo Modesto de Abreu will present the instrument of investiture, the statement provided by the CVM Instruction Nr. 367/2002, the statements provided in Sections 18 and 19 of the Company’s By-laws and other statements, duly signed, on March 4th, 2013. The members of the Board of Directors expressed their confidence on Mr. Rodrigo Modesto de Abreu and wished success on his conduction of the Company's businesses. (1.2) Therefore, it was ratified the new composition of the Company`s Statutory Officers of the Company which shall be composed by eight (8) officers, as follows: Messrs. Rodrigo Modesto de Abreu, Chief Executive Officer; Claudio Zezza, Chief Financial Officer; Lorenzo Federico Zanotti Lindner, Chief Operations Officer; Daniel Junqueira Pinto Hermeto, Purchasing & Supply Chain Officer; Mario Girasole, Regulatory and Institutional Affairs Officer; Roger Sole Rafols, Chief Marketing Officer; Rogério Tostes Lima, Investor Relations Officer; and Jaques Horn, Legal Officer. All Officers shall remain in office until the first Board of Directors` Meeting to be held after the General Shareholders` Meeting of the year 2014; (1.3) Due to the election of the new Chief Executive Officer, the Board of Directors ratified the empowerment of the Company`s Statutory Officers, pursuant to paragraph 1, Article 30 of the Company`s By-laws. Thereby, the Chief Executive Officer of the Company shall have the authority to, acting individually, carry out any and all act and sign any and all document on behalf of the Company, provided the respect to the limits established by law and the Company`s By-laws. The additional Company`s Statutory Officers, within their respective areas and always in compliance with the provisions of the Company’s By-laws, shall have the authority to, acting individually, carry out acts and sign documents on behalf of the Company within the following empowerment: (a) Chief Financial Officer: for financial and treasury operations, including borrowing and lending, authorizing and making payments, transfers, investments and withdrawals, assignment and discount of bonds, up to a maximum amount of thirty million Reais (R$ 30,000,000.00) per operation or series of related operations; (b) Chief Financial Officer, Purchasing & Supply Chain Officer, Chief Operations Officer, Chief Marketing Officer, Regulatory and Institutional Affairs Officer, Investor Relations Officer and Legal Officer: up to a maximum amount of five million Reais (R$ 5,000,000.00) per operation or series of related operations. The Company`s Statutory Officers shall have the authority to grant instruments of powers-of-attorney on behalf of the Company up to their respective empowerment set forth above, provided the respect to the Company`s By-laws;

(2) In view of Mr. Andrea Mangoni’s resignation from the position of Chief Executive Officer of TCEL and in accordance with item XXIII of Article 22 of Company’s By-laws, the Board Members approved the nomination of Mr. Rodrigo Modesto de Abreu, qualified herein, to the position of Chief Executive Officer of TCEL, which shall be resolved on the General Shareholders’ Meeting of TCEL;

(3) No other subject was resolved by the Board.

CLARIFICATION AND CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the attendees Board Members: Messrs. Manoel Horacio Francisco da Silva, Adhemar Gabriel Bahadian, Andrea Mangoni, Mailson Ferreira da Nóbrega, Oscar Cicchetti e Stefano de Angelis.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro, February 07th, 2013.

JAQUES HORN
Secretary and Legal Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 07, 2013	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.